UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

RAPTOR PHARMACEUTICAL CORP.

(Name of Subject Company)

RAPTOR PHARMACEUTICAL CORP.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

75382F106

(CUSIP Number of Class of Securities)

Michael P. Smith

Chief Financial Officer

Raptor Pharmaceutical Corp.

7 Hamilton Landing, Suite 100

Novato, California 94949

(415) 408-6200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Charles K. Ruck

Kathleen M. Wells

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communication relating to the proposed acquisition of Raptor Pharmaceutical Corp., a Delaware corporation (“Raptor”) by Horizon Pharma plc, a public limited company organized under the laws of Ireland (“Parent”), pursuant to the terms of an Agreement and Plan of Merger, dated September 12, 2016, by and among Raptor, Parent and Misneach Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”):

Email from Julie Anne Smith, Raptor’s President and Chief Executive Officer, to Raptor employees (the “Employee Letter”). The Employee Letter was first used or made available on September 12, 2016.

September 12, 2016

Dear Raptor Colleagues,

I want to share some important news regarding the future of our company. Today we announced that Raptor has entered into a definitive agreement to be acquired by Horizon Pharma plc for $9.00 per share, in cash, or approximately $800 million. A copy of the press release that we issued this morning can be found here.

We believe that this transaction represents the best step forward for our company to continue to build upon the foundation that you have helped lay. Our Board of Directors undertook a thorough and comprehensive process to evaluate all potential strategic options available to Raptor with the objective of driving the most value. The Board determined that a transaction with Horizon is in the best interests of Raptor and our shareholders, and I am confident that this path puts our products and portfolio in a stronger position to continue growing.

You should be proud of all we have accomplished at Raptor. A significant part of Horizon’s interest in Raptor is our exceptional employees and management team. You have been instrumental in executing our strategy, which has led to a successful commercial franchise and strong business performance.

With Horizon’s broad commercial portfolio and financial capability to invest in promising clinical development opportunities, we will be better positioned to bring our medicines to patients globally. For Horizon, combining with Raptor will strengthen its U.S. orphan business and provide a platform for Horizon to expand its orphan business in Europe and other key international markets. Further, the addition of PROCYSBI® and QUINSAIR™ will increase its portfolio to include 11 medicines across three business units: orphan, rheumatology and primary care. We also believe there will be more opportunities for enhanced growth potential as part of Horizon’s organization.

Until the transaction is completed, which is expected to occur in the fourth quarter of 2016, Raptor and Horizon will continue to operate as separate, independent companies. It is important that we remain focused on our day-to-day responsibilities and continue delivering breakthrough therapies to patients and families living with rare diseases.

As you understandably will have questions, we have prepared an FAQ document that is attached to this email. In addition, we will host two All Company meetings today to provide more details on the transaction. Everyone is welcome to attend the meetings in Novato and Utrecht, and if you are unable to attend, you are encouraged to dial-in to the appropriate call based on your work location:

•	6:30 am PT / 3:30 pm CEST, at Utrecht

•	Belgium 02 808 40 28

•	Canada (647) 694-4842

•	France 01 82 88 57 11

•	Germany 030 30807999

•	Netherlands 020 808 4062

•	United Kingdom 020 3514 1993

•	9:00 am PT / 12:00 pm ET, at Novato / 415-952-9762; PIN 27638.

Please review the press release and FAQs and attend the All Company meeting or listen to the appropriate conference call noted above. The management teams will be scheduling time to speak with you later today. Please keep in mind that we have only just announced this transaction and many key decisions have not yet been made at this time. We will continue to share information as details become available.

Over the coming weeks, Raptor will be organizing Pre-Close Planning and Communications teams for all functions globally, led by Dave Happel and Justin Ford, respectively, to help answer employee questions, communicate updates and assist Raptor employees with transition questions or activities prior to the close. We will announce communications meetings as appropriate to keep everyone informed.

Today’s announcement may generate interest from those outside Raptor. If you receive inquiries from the media or investors, please forward them to Kim Lee, Vice President Corporate Strategy and Communications, at 415-408-6351. In addition, please be mindful of our social media policy and refrain from commenting, sharing or posting anything related to today’s news.

On a personal level, when I took on the responsibility to lead Raptor, my intention was to build and grow the company, and I am very proud of everything we have accomplished together. We have an impressive team in place and I am confident that this is the right step for all of our stakeholders. We have driven significant value for shareholders and now, as part of Horizon, we will be even better positioned to meet our main goal of transforming and improving patients’ lives. In addition, I know the CEO of Horizon well and am confident we are in good hands. He is intimately familiar with our growth trajectory and understands the value that our products deliver to patients and families living with cystinosis and cystic fibrosis.

Raptor’s success is a testament to all of your hard work and dedication. Together, we have built an extraordinary company that has improved the lives of many people globally, and it is this success that has positioned us for this exciting next chapter. I am proud of all that we have accomplished together and I thank you for your continued commitment to Raptor.

Sincerely,

Julie Anne Smith

President and Chief Executive Officer

This letter contains forward-looking statements, including, but not limited to, statements related to the anticipated consummation of the acquisition of Raptor Pharmaceutical Corp. and the timing and benefits thereof, Horizon Pharma’s strategy, plans, objectives, expectations (financial or otherwise) and intentions, future financial results and growth potential, expected sources of funding for the acquisition of Raptor, anticipated product portfolio, expected patent terms, development programs and other statements that are not historical facts, including net sales guidance provided by Raptor Pharmaceutical Corp. for 2016. These forward-looking statements are based on Horizon’s and Raptor’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to Horizon Pharma’s ability to complete the transaction on the proposed terms and schedule; risks associated with acquisitions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur; risks related to future opportunities and plans for the acquired company and its products, including uncertainty of the expected financial performance of the acquired company and its products; Horizon Pharma’s ability to obtain expected financing to consummate the acquisition; disruption from the proposed transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; and the possibility that if the acquired company does not achieve the perceived benefits of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of the combined company’s shares could decline, as well as other risks related to Horizon Pharma’s business detailed from time-to-time under the caption “Risk Factors” and elsewhere in Horizon Pharma’s SEC filings and reports, including in its Annual Report on Form 10-K for the year ended December 31, 2015. Risks related to the achievement of sales projections provided by Raptor with respect to QUINSAIR and PROCYSBI include: continued and increased market acceptance and sales of PROCYSBI and QUINSAIR; expansion of the use of RP103 and MP-376 and receipt of regulatory approval for other indications; reliance on single active pharmaceutical ingredient suppliers for PROCYSBI and QUINSAIR and other third parties in connection with drug product development; compliance with healthcare regulations, ongoing regulatory requirements and potential penalties; any serious adverse side effects associated with PROCYSBI, QUINSAIR; any product liability claims; third-party payor coverage, reimbursement and pricing for PROCYSBI and QUINSAIR and the ability to obtain and maintain orphan drug or other regulatory exclusivity for PROCYSBI and QUINSAIR. These risks and uncertainties, among others are described in greater detail in Raptor’s filings from time to time with the SEC including: Raptor’s annual report on Form 10-K for the twelve months ended December 31, 2015 filed with the SEC on February 26, 2016, as amended by Amendment No. 1 to Form 10-K filed with the SEC on April 29, 2016, Raptor’s quarterly report on Form 10-Q for the quarter ended March 31, 2016 filed with the SEC on May 5, 2016, Raptor’s quarterly report on Form 10-Q for the quarter ended June 30, 2016 filed with the SEC on August 4, 2016 and Raptor’s other periodic reports filed with SEC. Horizon Pharma and Raptor Pharmaceutical undertake no duty or obligation to update any forward-looking statements contained in this press release as a result of new information, future events or changes in its expectations.

Additional Information and Where to Find It

The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Raptor or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by Horizon and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Raptor. The offer to purchase shares of Raptor common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Misneach Corporation a wholly owned subsidiary of Horizon Pharma, Inc., which is an indirect wholly owned subsidiary of Horizon Pharma plc, and the solicitation/recommendation statement will be filed with the SEC by Raptor. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement.